Exhibit 99.1
CHINA FINANCE ONLINE REPORTS UNAUDITED Third QUARTER 2009 RESULTS
(Beijing, China, November 24, 2009) China Finance Online Co. Limited (NASDAQ: JRJC), a leading Chinese online financial information and listed company data provider, today announced its financial results for the third quarter ended September 30, 2009:
Q3 2009 Highlights

	Third Quarter
	2009	2008
	(in thousands of U.S. dollars,
	except per ADS data)
1)Financial Data:
Net revenues	$14,577	$15,228
GAAP net income (loss)	(1,033)	4,772
Non-GAAP net income	600	6,383
GAAP net income (loss) per ADS
Basic	$(0.05)	$0.24
Diluted	$(0.05)	$0.21
Non-GAAP net income per ADS
Basic	$0.03	$0.32
Diluted	$0.03	$0.28

2)Operating Data:
Registered users	13,120,000	10,900,000
Active paid individual subscribers	112,000	115,000
*
Non-GAAP net income, which is defined as net loss excluding stock-based compensation expenses, was $600,000 for the third quarter of 2009, compared to non-GAAP net loss of $761,000 for the second quarter of 2009.

*	Net revenues were $14.58 million for Q3 2009, up 19% quarter-over-quarter, exceeded the high end of the Company’s prior guidance of $12.0 to 13.0 million.

*
Registered user accounts of jrj.com and stockstar.com grew to 13.12 million, an increase of 720,000 from the previous quarter. Active paid individual subscribers, which refer to individual investors who subscribe for a fee to our products through downloading, via web or by mobile phones, were 112,000. As of September 30, 2009, our Hong Kong brokerage operation Daily Growth had approximately 1,420 customer accounts.

Explanation of the Company’s non-GAAP financial measures and the related reconciliations to GAAP financial measures are included in the accompanying “Non-GAAP Measures” and “Reconciliations from net income to adjusted EBITDA”.
Q3 2009 Financial Results
Net Revenues:
For the third quarter of 2009, China Finance Online reported net revenues of $14.58 million, compared to $15.23 million for the same period in 2008, and $12.28 million for the second quarter of 2009, down 4% year-over-year and up 19% quarter-over-quarter. Revenues from subscription service fees paid by individual customers were $11.39 million in the third quarter of 2009, representing 78% of net revenues for the quarter. Revenues from mobile value added services were $250,000, representing 2% of net revenues for the quarter. Revenues from subscription service fees paid by institutional customers were $423,000 in the third quarter of 2009, representing 3% of net revenues for the quarter. Revenues from advertising-related business for the quarter contributed $1.12 million, representing 8% of net revenues for the quarter. Revenues from brokerage-related services, provided by Daily Growth, were $1.38 million in the third quarter of 2009, representing 9% of net revenue for the quarter. Other revenues were $16,000, less than 1% of net revenues for the quarter.
Revenues breakdown is summarized in the following table:

	Three months ended
	September 30,2009		June 30,2009		September 30,2008
	(In thousands of U.S. dollars)
1)Subscription service fees paid by individual customers	11,389	78%	10,709	88%	13,377	88%
2)Revenues from mobile value added services	250	2%	271	2%	170	1%
3)Subscription service fees paid by institutional customers	423	3%	279	2%	407	3%
4)Revenues from advertising-related business	1,116	8%	774	6%	764	5%
5)Revenues from brokerage-related services	1,383	9%	206	2%	496	3%
6)Revenues from others	16	<1%	41	<1%	14	<1%
Total net revenues	14,577	100%	12,280	100%	15,228	100%

Gross Profit:
Gross profit for the quarter was $12.27 million, compared to $12.46 million for the same period in 2008 and $10.25 million for the second quarter of 2009. Gross margin was 84% in the third quarter of 2009, compared to 82% in the same period of 2008 and 83% in the second quarter of 2009.
A large portion of costs of revenue are website maintenance expenses, which consist of bandwidth costs, personnel-related expenses, server depreciation expenses, and content expenses for our jrj.com and stockstar.com websites. Website maintenance expenses for the third quarter of 2009 were $1.35 million, compared to $1.33 million for the third quarter of 2008 and $1.51 million for the previous quarter. As a percentage of net revenue, website maintenance expenses for the third quarter of 2009 were 9%, compared to 9% for the third quarter of 2008 and 12% for the previous quarter.
Operating Expenses:
Operating expenses for the third quarter of 2009 totalled $14.29 million compared to $8.56 million for the same period in 2008 and $13.62 million for the previous quarter. Excluding stock-based compensation of $1.63 million, operating expenses was $12.66 million for the third quarter of 2009, compared to $6.95 million for the third quarter of 2008 and $11.99 million for the second quarter of 2009.
•
General and administrative expenses for the quarter were $5.0 million, compared to $3.42 million for the same period of 2008 and $4.03 million for the previous quarter. Excluding stock-based compensation of $1.60 million, general and administrative expenses were $3.40 million for the third quarter, compared to $1.88 million in the third quarter of 2008 and $2.43 million in the previous quarter.

•
Sales and marketing expenses for the third quarter were $6.42 million, compared to $3.64 million for the same period in 2008 and $6.56 million for the previous quarter. Excluding stock-based compensation of $21,000, sales and marketing expenses was $6.40 million for the third quarter, compared to $3.58 million in the third quarter of 2008 and $6.54 million in the previous quarter.

•
Product development expenses for the third quarter were $2.87 million, compared to $1.49 million for the same period in 2008 and $3.03 million for the previous quarter. Excluding stock-based compensation of $13,000, product development expenses were $2.86 million, compared to $1.48 million in the third quarter of 2008 and $3.02 million in the previous quarter.

Income (Loss) from Operations:
Loss from operations for the third quarter of 2009 was $1.81 million, compared to income from operations of $3.90 million for the same quarter of 2008, and loss from operations of $3.22 million for the second quarter of 2009. Adjusted loss from operations (non-GAAP), which is defined as loss from operations excluding stock-based compensation expenses of $1.63 million, was $173,000 for the quarter, compared to adjusted income from operations (non-GAAP) of $5.52 million for the same quarter of 2008, and adjusted loss from operations (non-GAAP) of $1.59 million for the second quarter of 2009.

Net Income (Loss) and Non-GAAP Net Income (Loss):
Net loss for the third quarter was $1.03 million, compared to net income of $4.77 million for the third quarter of 2008, and net loss of $2.40 million for the second quarter of 2009. Net income margin was -7% for the third quarter of 2009, compared to 31% for the same period of 2008 and -20% for the second quarter of 2009.
Total income tax benefit for the quarter was $456,000, compared to $248,000 for the same period of 2008, and $538,000 for the previous quarter.
Non-GAAP net income, which is defined as net loss excluding stock-based compensation expenses, was $600,000 for the third quarter of 2009, compared to $6.38 million for the third quarter of 2008, and non-GAAP net loss of $761,000 for the second quarter of 2009. Excluding stock-based compensation expenses, non-GAAP net income margin for the third quarter of 2009 was 4%, compared to non-GAAP net income margin of 42% for the same period of 2008 and -6% for the second quarter of 2009.
As part of the net loss for the third quarter of 2009, the Company recorded a foreign exchange gain of $8,000, compared with net foreign exchange gain of $184,000 for the third quarter of 2008, and foreign exchange loss of $16,000 for the previous quarter.
Deferred Revenue:
Deferred revenue at the end of the third quarter of 2009, which represents prepaid service fees made by customers for subscription services that have not been rendered as of September 30, 2009, was $43.38 million, with current deferred revenue of $28.25 million and non-current deferred revenue of $15.13 million.
Cash and Cash Equivalents:
Balance of cash and cash equivalents was approximately $104.41 million at the end of the third quarter of 2009, including cash denominated in RMB with an equivalent to $89.45 million and cash denominated in other foreign currencies with an equivalent to $14.96 million.

Cash Flow:
Cash inflow from subscription services provided to individual customers was $13.50 million, compared to $14.53 million for the third quarter of 2008 and $21.03 million for the previous quarter.
Adjusted EBITDA (Non-GAAP):
Adjusted EBITDA (non-GAAP), which is defined as earnings before interest, taxes, depreciation, amortization, other non-operating income, and stock-based compensation expenses, was $578,000 for the third quarter of 2009, compared to $6.10 million in the third quarter of 2008 and -$899,000 in the previous quarter.
Other Operating Metrics
As of September 30, 2009, the Company has 13.12 million registered user accounts on its two websites jrj.com and stockstar.com, compared to 12.40 million in the previous quarter, an increase of 720,000 quarter-on-quarter.
Active paid individual subscribers were 112,000 at the end of the third quarter 2009.
As of September 30, 2009, our Hong Kong based brokerage service Daily Growth had approximately 1,420 customer accounts.
Outlook for Fourth Quarter 2009
The Company believes that Chinese economy continues on a gradual rebound mode, and the path to a full recovery will be uneven, as such, the volatile domestic equity market will continue to influence the Company’s operating results in the coming quarters.
The Company currently expects to generate net revenues in an amount ranging from $13.0 million to $14.0 million for the fourth quarter of 2009, compared to $15.28 million in the corresponding period in 2008, and $14.58 million in the prior quarter.
For 2009, the Company will focus effort and invest resources to upgrade key areas of its operations, such as people, data, products, customers, technologies and execution, thus build a solid foundation to sustain healthy long-term growth. At the same time, management understand challenges ahead and will be extremely prudent to manage balance sheet while deploying necessary resources in core areas. The Company intends to achieve free cash flow positive in 2009 on a full year basis, excluding potential M&A activities.
The above forecast reflects the Company’s current and preliminary view, which is subject to change. A number of important factors including, but not limited to, fluctuation in the Chinese stock market, could cause the actual results to differ materially from those contained in the above guidance.

Conference Call
China Finance Online’s management team will host a conference call at 8:00PM Eastern Daylight Time on November 24, 2009 (or 9:00AM November 25, 2009 in the Beijing/HK time zone) following the announcement to discuss detailed operating results.
The conference call will be available on webcast live and replay at: http://tinyurl.com/yelv7cm . The call will be archived for 12 months at this website.
The dial-in details for the live conference call: U.S Toll Free Number +1-877-847-0047, Hong Kong Dial In Number +852-3006-8101, and France Toll Free Number 0800-910-584, Password for all regions: 582177.
A replay of the conference call will be available from approximately 11:00PM Eastern Standard Time on November 24, 2009(or 12:00PM November 25, 2009 in the Beijing/HK time zone) to 11:00PM Eastern Standard Time on December 1, 2009 (or 12:00PM December 2, 2009 in the Beijing/HK time zone). The dial-in details for the replay: U.S. Toll Free Number +1-866-572-7808, Hong Kong Dial In Number +852-3012-8000, and Access code: 582177.
About China Finance Online Co. Limited
China Finance Online Co. Limited is the market leader in providing online financial and listed company data, information and analytics in China. Through its websites, www.jrj.com and www.stockstar.com, the Company provides individual users with subscription-based service packages that integrate financial and listed company data, information and analytics from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software available by download, through internet or through mobile handsets. Through its subsidiary, Shenzhen Genius Information Technology Co. Ltd, the Company provides financial information database and analytics to institutional customers including domestic securities and investment firms. Through its subsidiary, Daily Growth Investment Company Limited, the Company provides securities brokerage services for stocks listed on Hong Kong Stock Exchange.
Safe Harbor Statements
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but not limited to, our historical and possible future losses, limited operating history, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, our ability to successfully compete against new and existing competitors, our reliance on relationships with Chinese stock exchanges and raw data providers, changes in accounting policies, our ability to successful acquire and integrate businesses and the impact of our investments on our financial results. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2008, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
Non-GAAP Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations, net income, net income per share and net income per ADS, which are adjusted from results based on GAAP to exclude the stock-based compensation expenses. Adjusted EBITDA (non-GAAP) is defined as earnings before interest, taxes, depreciation, amortization, other non-operating income, and stock-based compensation expenses. The non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management uses both GAAP and non-GAAP information in evaluating and operating business internally and therefore deems it important to provide all of this information to investors.
For further information please contact:
Investor Relations
China Finance Online Co. Limited
Tel: (86-10) 5832-5288
Email: ir@jrj.com

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars)

	Sep. 30, 2009	Dec. 31, 2008
Assets
Current assets:
RMB account	89,447	80,308
Foreign currency account	14,962	17,236
Cash and cash equivalents	104,409	97,544
Trust bank balances held on behalf of customers	5,485	2,010
Advance to employees	—	161
Accounts receivable, net	3,425	2,876
Advance to customers	4,008	—
Prepaid expenses and other current assets	6,332	8,582
Deferred tax assets, current	3,388	2,526
Total current assets	127,047	113,699
Cost method investment	1,480	1,480
Property and equipment, net	9,752	8,589
Acquired intangible assets, net	3,171	3,473
Rental deposits	759	592
Goodwill	12,568	12,019
Deferred tax assets, non-current	2,467	1,754
Other deposits	221	218
Total assets	157,465	141,824

Liabilities and shareholders’ equity
Current liabilities:
Deferred revenue, current	28,247	28,202
Accrued expenses and other current liabilities	5,857	4,897
Bank loan	2,839	—
Amount due to customers for trust bank balances held on behalf of customers	5,485	2,010
Accounts payable	223	222
Deferred tax liability, current	387	—
Income taxes payable	144	142
Total current liabilities	43,182	35,473
Deferred tax liability, non-current	695	623
Deferred revenue, non-current	15,130	8,786
Total liabilities	59,007	44,882
Total shareholders’ equity	98,458	96,942
Total liabilities and shareholders’ equity	157,465	141,824

China Finance Online Co. Limited
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands of U.S. dollars, except per share data)

	Three months ended
	Sep. 30, 2009	Sep. 30, 2008	Jun. 30, 2009
Net revenues	14,577	15,228	12,280
Cost of revenues	(2,309)	(2,768)	(2,032)
Gross profit	12,268	12,460	10,248
Operating expenses
General and administrative (includes share-based compensation expense of $1,599, $1,539, and $1,600, respectively)	(5,004)	(3,422)	(4,032)
Sales and marketing (includes share-based compensation expense of $21, $61, and $22, respectively)	(6,416)	(3,641)	(6,560)
Product development (includes share-based compensation expense of $13, $11, and $13, respectively)	(2,873)	(1,493)	(3,030)

Total operating expenses	(14,293)	(8,556)	(13,622)
Subsidy income	219	—	150
Income (loss) from operations	(1,806)	3,904	(3,224)
Interest income	379	515	302
Investment loss	—	(76)	—
Other income, net	(70)	(3)	4
Exchange gain (loss), net	8	184	(16)

Income (loss) before income tax benefit	(1,489)	4,524	(2,934)
Income tax benefit	456	248	538

Net income (loss)	(1,033)	4,772	(2,396)
Income (loss) per share
Basic	(0.01)	0.05	(0.02)
Diluted	(0.01)	0.04	(0.02)
Income (loss) per ADS
Basic	(0.05)	0.24	(0.11)
Diluted	(0.05)	0.21	(0.11)
Weighted average ordinary shares
Basic	105,621,910	99,059,916	104,810,265
Diluted	105,621,910	113,911,176	104,810,265
Weighted average ADSs
Basic	21,124,382	19,811,983	20,962,053
Diluted	21,124,382	22,782,235	20,962,053

China Finance Online Co. Limited
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of U.S. dollars)

	Three months ended
	Sep. 30, 2009	Sep. 30, 2008	Jun.30, 2009
Cash flows from operating activities:
Net income (loss)	(1,033)	4,772	(2,396)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Stock-based compensation	1,633	1,611	1,635
Depreciation and amortization	751	580	690
Deferred taxes	(596)	(249)	(684)
Loss on disposal of property and equipment	—	16	—
Loss from short term investments	—	76	—
Changes in assets and liabilities:
Accounts receivable	(658)	56	(533)
Advance to customers	(1,526)	—	(2,482)
Prepaid expenses and other current assets	2,314	(4,446)	117
Advance to employees	—	(500)	—
Trust bank balances held on behalf of customers	(2,143)	2,567	(869)
Rental deposits	—	(2)	(179)
Deferred revenue	1,572	54	9,270
Accounts payable	(152)	38	223
Amount due to customers for trust bank balances held on behalf of customers	2,143	(2,567)	869
Accrued expenses and other current liabilities	270	(1,312)	1,321
Income taxes payable	(4)	(6)	104
Net cash provided by operating activities	2,571	688	7,086
Cash flows from investing activities:
Acquisition of businesses	—	(3,583)	(293)
Purchase of property and equipment	(1,696)	(1,325)	(2,116)
Net cash used in investing activities	(1,696)	(4,908)	(2,409)
Cash flows from financing activities:
Proceeds from stock options exercised by employees	40	194	24
Proceeds from exercise of options granted to non-employee	—	42	—
Bank loan	2,839	—	—
Net cash provided by financing activities	2,879	236	24
Effect of exchange rate changes	27	451	28
Net increase (decrease) in cash and cash equivalents	3,781	(3,533)	4,729
Cash and cash equivalents, beginning of month/quarter	100,628	85,928	95,899
Cash and cash equivalents, end of month/quarter	104,409	82,395	100,628

Non-GAAP Measures

	Three months ended Sep. 30, 2009			Three months ended Sep. 30, 2008			Three months ended Jun. 30, 2009
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results
		(a)			(a)			(a)
Income (loss) from operations	(1,806)	1,633	(173)	3,904	1,611	5,515	(3,224)	1,635	(1,589)

	Three months ended Sep. 30, 2009			Three months ended Sep. 30, 2008			Three months ended Jun. 30, 2009
	(U.S. Dollar in thousands)			(U.S. Dollar in thousands)			(U.S. Dollar in thousands)
	GAAP		Non-GAAP	GAAP		Non-GAAP	GAAP		Non-GAAP
	Result	Adjustment	Results	Result	Adjustment	Results	Result	Adjustment	Results
		(a)			(a)			(a)
Net income (loss)	(1,033)	1,633	600	4,772	1,611	6,383	(2,396)	1,635	(761)
(a)	The adjustment is for share-based compensation expenses.
Reconciliations from net income (loss) to adjusted EBITDA

	Three months ended	Three months ended	Three months ended
	Sep. 30, 2009	Sep. 30, 2008	Jun. 30, 2009
	(U.S. Dollar in thousands)
Net income (loss)	(1,033)	4,772	(2,396)
Adjustment
Interest income	(379)	(515)	(302)
Income tax benefit	(456)	(248)	(538)
Other income and expenses	62	(105)	12
Depreciation	640	498	579
Amortization of intangibles and others	111	82	111
Share-based compensation	1,633	1,611	1,635
Adjusted EBITDA	578	6,095	(899)